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[Ohio Casualty Corporation letterhead]

Michael A. Winner, CPA
Executive Vice President & Chief Financial Officer




February 28, 2006



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington  DC  20549


Re:  Ohio Casualty Corporation
     Form 10-K for Fiscal Year Ended December 31, 2004
     File No. 0-05544


Dear Mr. Rosenberg:


Ohio Casualty Corporation ("Corporation") acknowledges it has received the written comments from the staff of the Securities and Exchange Commission (the "Staff" or "Commission") in a letter dated February 22, 2006, in response to its letter to the Commission dated February 13, 2006. For ease of reference, we have restated the Staff's comments within our responses.

Form 10-K for the year ended December 31, 2004

Management's Discussion and Analysis, page 18

Loss and Loss Adjustment Expenses, page 39
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  1. Comment:  Please explain to us why you removed the disclosure regarding how management adjusts the point estimates determined by your actuaries in establishing your loss reserves in response to our previous comment two. As previously requested, please revise your proposed disclosure to indicate the point estimate made by your actuaries for each product line and what specific factors/justifications you used to adjust the point estimates.

     Response: The Corporation revised its prior disclosure in this area, as referenced by the Staff, as a result of the Corporation's reevaluation of this disclosure in light




9450 Seward Road, Fairfield, OH 45014      Telephone: 513-603-2267
Fax: 513-603-3134      mike.winner@ocas.com




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     of the Staff's previous comments.  Under the prior disclosure, the
     Staff could infer, that when the Corporation states it records its best estimate of loss reserves by "considering" the actuaries' estimates, it could mean some adjustment is made by management to the actuaries' estimates, when in fact that does not occur. Further, under the previous disclosure the Staff could infer that the Corporation has a bifurcated reserving process involving both our actuaries and then management. However, there is no bifurcated process. Our actuaries, who are part of management, are responsible for the Corporation's loss reserve analysis. The Corporation uses the results from this loss reserve analysis to record its loss reserve estimates in its financial
     statements.   The revision you referenced is intended to clarify our
     process for the Staff.

     As a result, we believe there is no revision to our disclosure required, since the estimates made by our actuaries by product line are the amounts reflected in our financial statements.

  2. Comment: We note your proposed revised disclosure provided in response to our previous comment three regarding your loss sensitivity analysis and acknowledge that your reserving process is complex. However, we continue to believe that significant assumptions exist in the reserving process for every product line. Significant assumptions are those assumptions that could involve the greatest amount of judgment or those assumptions that have the greatest financial impact on the loss reserve. Please revise your proposed disclosure to quantify the impact of reasonably likely changes in your significant assumptions on your loss reserves for each product line.

     Response: The Corporation understands that some companies may make significant explicit assumptions to determine reserve estimates. However, as we indicated in our response letter dated January 17, 2006 and in our telephone call with the Staff on February 13, 2006, the Corporation does not make explicit assumptions, significant or not, in determining its reserve estimates. As described in our proposed disclosure of Annual Report of Form 10-K for the year ending December 31, 2005 as previously provided, the Corporation principally utilizes five reserving methods to establish loss reserves. We rely on the first two methods most often and utilize methods three, four and five, and other methods, when appropriate. Of these five methods, the first four rely on historical loss data; trends, risk factors and other information are incorporated into the loss estimates only to the extent they are reflected implicitly in the data. The fifth method does utilize loss severity trend assumptions; however, when this method is used, it is only in conjunction with the first four methods to select reserve estimates. Reserve estimates are made based upon the particular combination of methods deemed most appropriate. And we do not determine reasonably likely alternative scenarios. The loss reserve process takes all risk factors, as previously disclosed, into account, but no one risk factor can be bifurcated to perform sensitivity analysis because the risk factors are considered in the aggregate. As a result, we are not in a position to quantify the impact of reasonably likely changes to explicit


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     assumptions nor revise our proposed disclosure since no such scenarios or quantification exist.


In response to your previous request to include the following, please be advised the Corporation reconfirms and acknowledges:
  - that it is responsible for the adequacy and accuracy of the disclosure in the filing;
  - that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


You may contact Debra K. Crane, Senior Vice President, General Counsel and Secretary, by telephone at (513) 603-2213 or via fax at (513) 603-2208 or email at Debra.Crane@ocas.com if you have questions or comments on the responses of the Corporation.


Sincerely,




/s/Michael A. Winner

Michael A. Winner
Executive Vice President and
Chief Financial Officer